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                                                                    EXHIBIT 11.1

                          CORGENIX MEDICAL CORPORATION

             STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         YEAR ENDED JUNE 30,
                                                         -------------------
                                                        1998            1997
                                                        ----            ----

Weighted average shares ....................           6,343            4,920
                                                      ------           ------
Total shares used for per share calculations           6,343            4,920

Net loss ...................................            (593)            (823)

Net income per common share ................          $ (.09)          $ (.17)

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